Exhibit 99.1

CureVac N.V.

Unaudited Interim Condensed Consolidated Financial

Statements

As of March 31, 2022 and for the three months ended
March 31, 2022 and 2021

CureVac N.V.

Interim Condensed Consolidated Statements of Operations and

Other Comprehensive Income (Loss)

		Three months ended March 31,
	Note	2021	2022

(in thousands of EUR, except per share amounts)		(unaudited)
Revenue	3.1	10,030	24,373
Cost of sales	3.2	(15,760)	(37,232)
Selling and distribution expenses	3.3	(477)	(271)
Research and development expenses	3.4	(104,986)	(10,786)
General and administrative expenses	3.5	(21,263)	(24,566)
Other operating income	3.6	16,696	33,436
Other operating expenses		(73)	(222)
Operating loss		(115,833)	(15,268)
Finance income		6,954	2,021
Finance expenses		(3,355)	(1,942)
Loss before income tax		(112,234)	(15,189)
Income tax benefit/ (expense)	12	(1,466)	96
Net loss for the period		(113,700)	(15,093)
Other comprehensive income (loss):
Foreign currency adjustments		(90)	(55)
Total comprehensive loss for the period		(113,790)	(15,148)
Net loss per share (basic and diluted)		(0.62)	(0.08)

CureVac N.V.

Interim Condensed Consolidated Statements of Financial Position

		December 31,	March 31,
(in thousands of EUR)	Note	2021	2022
			(unaudited)
Assets
Non-current assets
Intangible assets	6.1	13,238	12,636
Property, plant and equipment	6.2	168,264	177,615
Right-of-use assets		32,129	43,696
Other assets		1,731	1,717
Deferred tax assets	12	2,861	1,700
Total non-current assets		218,223	237,364
Current assets
Inventories	7	56,159	26,116
Trade receivables	3.1	18,504	28,025
Other financial assets		4,648	4,664
Prepaid expenses and other assets	8	49,244	72,281
Cash and cash equivalents		811,464	658,203
Total current assets		940,019	789,289
Total assets		1,158,242	1,026,653
Equity and liabilities
Equity	4
Issued capital		22,454	22,454
Capital reserve		1,728,658	1,727,467
Treasury Shares		(5,817)	(3,096)
Accumulated deficit		(1,056,785)	(1,071,878)
Other comprehensive income		(34)	(89)
Total equity		688,476	674,858
Non-current liabilities
Lease liabilities		25,423	36,550
Contract liabilities	3.1	86,345	77,146
Other liabilities		264	264
Total non-current liabilities		112,032	113,960
Current liabilities
Lease liabilities		3,469	4,109
Trade and other payables	10	127,703	63,407
Other liabilities	11	170,073	112,864
Income taxes payable	12	739	748
Contract liabilities	3.1	55,750	56,707
Total current liabilities		357,734	237,835
Total liabilities		469,766	351,795
Total equity and liabilities		1,158,242	1,026,653

CureVac N.V.

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity
for the three months ended March 31, 2022 and 2021

					Currency
	Issued	Capital	Treasury	Accumulated	translation	Total
(in thousands of EUR)	capital	reserve	Shares	deficit	reserve	equity
Balance as of January 1, 2021	21,655	1,334,704	—	(645,069)	57	711,347
Net loss	—	—	—	(113,700)	—	(113,700)
Other comprehensive income (loss)	—	—	—	—	(90)	(90)
Total comprehensive income (loss)	—	—	—	(113,700)	(90)	(113,790)
Share-based payments (net of taxes)	—	5,735	—	—	—	5,735
Issuance of share capital (net of transaction costs)	690	403,372	—	—	—	404,062
Exercise of options	7	280	—	—	—	287
Repurchase of common shares	—	—	(25,761)	—	—	(25,761)
Balance as of March 31, 2021 (unaudited)	22,352	1,744,091	(25,761)	(758,769)	(33)	981,880

					Currency
	Issued	Capital	Treasury	Accumulated	translation	Total
(in thousands of EUR)	capital	reserve	Shares	deficit	reserve	equity
Balance as of January 1, 2022	22,454	1,728,658	(5,817)	(1,056,785)	(34)	688,476
Net loss	—	—	—	(15,093)	—	(15,093)
Other comprehensive income (loss)	—	—	—	—	(55)	(55)
Total comprehensive income (loss)	—	—	—	(15,093)	(55)	(15,148)
Share-based payments (net of taxes)	—	1,090	—	—	—	1,090
Exercise of options	—	(4)	—	—	—	(4)
Settlement of Share Base Payment awards	—	(2,277)	2,721	—	—	444
Balance as of March 31, 2022 (unaudited)	22,454	1,727,467	(3,096)	(1,071,878)	(89)	674,858

CureVac N.V.

Interim Condensed Consolidated Statements of Cash Flows

	For the three months ended March 31,
	2021	2022

(in thousands of EUR)	(unaudited)
Operating activities
Loss before income tax	(112,234)	(15,189)
Adjustments to reconcile loss before tax to net cash flows
Finance income	(6,955)	(2,021)
Finance expense	3,355	1,942
Depreciation and impairment of property, plant and equipment and right-of-use assets	3,223	9,077
Impairment of inventory and prepayments	—	15,944
Share-based payment expense	4,137	2,273
Non-cash income from release of provisions	—	(31,858)

Working capital changes
Decrease / (increase) in trade receivables and contract assets	(1,931)	(9,521)
Decrease / (increase) in inventory	(22,384)	14,099
Decrease / (increase) in other assets	(93,447)	(23,093)
(Decrease) / increase in trade and other payables and contract liabilities	30,452	(96,834)
(Decrease) / Increase in other current financial and other liabilities	862	—
Interest received	1	—
Interest paid	(1,583)	(1,330)
Net cash flow (used in) operating activities	(196,504)	(136,511)

Investing activities
Purchase of property, plant and equipment	(34,785)	(16,737)
Purchase of intangible assets	(1,587)	(448)

Net cash flow (used in) investing activities	(36,372)	(17,185)

Financing activities
Payments on lease obligations	(746)	(900)
Payment on Treasury Shares	—	444
Proceeds on exercise of options	—	(4)
Proceeds from the issuance of shares (net of transaction costs)	404,350	—
Net cash flow (used in)provided by financing activities	403,604	(460)
Net increase (decrease) in cash and cash equivalents	170,728	(154,156)
Currency translation gains (losses) on cash and cash equivalents	3,614	895
Cash and cash equivalents, beginning of period	1,322,593	811,464
Cash and cash equivalents, end of period	1,496,935	658,203

1. Corporate Information

CureVac N.V. (“CureVac” or “CV” or the “Company”) is the parent company of CureVac Group (“Group”) and, along with its subsidiaries, is a global biopharmaceutical company developing a new class of transformative medicines based on the messenger ribonucleic acid (mRNA) that has the potential to improve the lives of people.

The Company is incorporated in the Netherlands and is registered in the commercial register at the Netherlands Chamber of Commerce under RSIN 861149336. The Company’s registered headquarters is Friedrich-Miescher-Strasse 15, 72076 Tuebingen, Germany. During 2021 until now, Dievini Hopp BioTech holding GmbH & Co. KG (dievini), which is an investment company dedicated to the support of companies in health and life sciences, is the largest shareholder of CureVac. Together with its related parties, dievini has held shares and voting rights in CureVac between appr. 46 – 49 % during that period. dievini is thus considered to be the de facto parent of the Group. Dietmar Hopp, Daniel Hopp and Oliver Hopp are the ultimate controlling persons (of the main shareholders) of dievini, and, therefore, control the voting and investment decisions of dievini.

2. Basis of preparation

The interim condensed consolidated financial statements for the three months ended March 31, 2022 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as at December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021. The interim condensed consolidated financial statements were authorized by the Management Board for presentation to the Supervisory Board on May 25, 2022. The Group’s interim condensed consolidated financial statements are presented in Euros (“EUR”). Unless otherwise stated, amounts are rounded to thousands of Euros, except per share amounts.

New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2021. The new and amended standards and interpretations applied for the first time as of January 1, 2022, as disclosed in the notes to the consolidated financial statements as at December 31, 2021, had no impact on the interim condensed consolidated financial statements of the Group as of and for the three months ended March 31, 2022. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Impact of COVID-19 and the Russia-Ukraine Conflict

As the Group is currently devoting significant resources to the development of COVID vaccines, such development may impair the ability to timely progress other product candidates in clinical trials or into clinical trials from their current preclinical stage. In addition, enrollment in other programs may be delayed as a result of the COVID-19 pandemic and could have a negative impact on revenue recognition related to non-COVID-19 collaborations. For instance, the Group’s flu program with Bill & Melinda Gates Foundation was delayed. The partial disruption, even temporary, may negatively impact the Company’s operations and overall business by delaying the progress of its clinical trials and preclinical studies. The Group’s operations, including research and manufacturing, could also be disrupted due to the potential of the impact of staff absences as a result of self-isolation procedures or extended illness. However, the Group has taken a series of actions aimed at safeguarding its employees and business associates, including implementing a work-from-home policy for employees except for those related to its laboratory and production operations. The Group is running COVID antigen tests on a weekly basis for employees on the premises.

The ongoing military conflict between Russia and Ukraine has not and is not expected to have a material direct or indirect effect on the Group’s operations or financial condition: however, the Group is currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. The Group’s business, financial condition and results of operations could be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.

3. Notes to the consolidated financial statements

3.1 Revenue from contract with customers

The Group recognized the following revenues:

	Three months ended March 31
	2021	2022
	EUR k	EUR k
Belgium
GSK	9,071	23,746
Germany
Boehringer Ingelheim	467	—
Switzerland
CRISPR	78	180
Netherlands
Genmab	414	447
Total	10,030	24,373

Of these revenues, all of which were recognized over time as part of collaboration agreements, during the three months ended March 31, 2022 EUR 18,243k (2021: EUR 7,653k) related to (i) delivery of research services combined with an IP license (recognized from the upfront payments as further illustrated in the table below) and (ii) related to the reaching of a milestone, EUR 103k (2021: EUR 1,039k) related to delivery of products and EUR 6,027k (2021: EUR 1,338k) were recognized from those research and development services considered distinct within the agreements.

In the three months ended March 31, 2022, EUR 23,746k in revenue was recognized under the collaboration agreements with GSK, entered into in July 2020, for the research, development, manufacturing and commercialization of mRNA-based vaccines and monoclonal antibodies targeting infectious disease pathogens (”GSK I”) and in April 2021 for to research, develop and manufacture next-generation mRNA vaccines targeting the original SARS-CoV-2 strain as well as emerging variants, including multivalent and monovalent approaches, such as the CureVac’s second-generation COVID-19 vaccine candidate, CV2CoV (“GSK II”). In the first quarter of 2022, the Company reached a development milestone of EUR 10,000k related to GSK I. Therefore, revenue for the three months ending March 31, 2022 also includes recognition of EUR 4,725k of the milestone amount. The remaining EUR 5,275k of the milestone amount is deferred as contract liability and will be recognized into revenue through the estimated completion date of Phase 1 clinical trials, at which time GSK will be responsible for further development and commercialization. In the three months ended March 31, 2021, revenue primarily consisted of EUR 9,071k recognized from the upfront payments under the collaboration with GSK I.

The Group has received upfront payments which were initially deferred and are subsequently recognized as revenue as the Group renders services over the performance period. Below is a summary of such payments and the related revenues recognized:

		Upfront and	Upfront and	Revenue recognized from
		milestones payments included	milestones payments included	upfront and milestones payments
		in contract	in contract	for three months ended
	Upfront payments	liabilities at	liabilities at	March 31,
Customer	March 31, 2022	December 31, 2021	March 31, 2022	2021	2022

		(EUR k)	(EUR k)	(EUR k)
GSK	EUR 205,000k (EUR 10,000k milestone payment included)	135,494	127,776	6,662	17,719
CRISPR	USD 3,000k (EUR 2,524k)*	1,239	1,162	77	77
Boehringer Ingelheim	EUR 30,000k	—	—	467	—
Genmab	USD 10,000k (EUR 8,937k)*	5,362	4,915	447	447
Total		142,095	133,853	7,653	18,243

* Translated at the currency exchange rate prevailing on the transaction date.

Contract balances:

	December 31,	March 31,
	2021	2022
	EUR k	EUR k
Trade receivables	18,504	28,025
Contract liabilities	142,095	133,853

Trade receivables are non-interest bearing and are generally settled within 30 to 45 days. The contract liabilities contain upfront payments and milestone payments from Collaboration agreements.

3.2 Cost of sales

The cost of sales consists of the following:

	Three months ended March 31,
	2021	2022
	EUR k	EUR k
Personnel	(4,479)	(7,937)
Materials	(2,123)	(22,828)
Third-party services	(6,532)	(964)
Maintenance and lease	(1,720)	(231)
Amortization and depreciation	(852)	(5,168)
Other	(54)	(104)
Total	(15,760)	(37,232)

During the three months ended March 31, 2022, cost of sales mainly increased compared to the same period of 2021 due to increased write-offs for raw materials, which were procured for manufacture into products to sell to GSK are now no longer expected to be purchased.

3.3 Selling and distribution expenses

Selling and distribution expenses consist of the following:

	Three months ended March 31,
	2021	2022
	EUR k	EUR k
Personnel	(287)	(197)
Amortization and depreciation	(22)	(17)
Other	(168)	(57)
Total	(477)	(271)

Personnel expenses mainly include salary and salary-related expenses, during the three months ended March 31, 2022 of EUR 129k (March 31, 2021: 222k) and share-based payment expense of EUR 68k (March 31, 2021: 65k).

3.4 Research and development expenses

R&D expenses consists of the following:

	Three months ended March 31,
	2021	2022
	EUR k	EUR k
Materials	(2,981)	(17,287)
Personnel	(5,619)	(7,054)
Amortization and depreciation	(888)	(1,013)
Patents and fees to register a legal right	(2,950)	(1,855)
Third-party services	(91,617)	16,800
Maintenance and lease	(243)	(36)
Other	(688)	(341)
Total	(104,986)	(10,786)

During the three months ended March 31, 2022, research and development expenses decreased in comparison to the same period of 2021. The reason is that 2021 was highly impacted by the Group´s CVnCoV program. In prior year, these expenses consist primarily of cost incurred to CROs involved in the CVnCoV development as well as materials used in the administration of clinical trials. As a result of renegotiations, the estimated outstanding costs for the CVnCoV studies decreased resulting in reversal of provision for onerous contracts in the amount of EUR 6,800k, resulting in an overall gain within Third-party services. Additionally, a net gain for a change in estimate in the contract termination provisions resulted primarily of GSK taking over, from the Group, committed capacity at Novartis (see Note 3.6 for additional information). Further, the three months ended in March 2022 were impacted by further write-off of inventory. As of March 31, 2022, the Group had no development expenditures which met the requirements for capitalization and thus none have been capitalized. Under the grant from BMBF, in 2021 the Group earned income (recognized in other operating income) for certain eligible expenses incurred for COVID-19 vaccine development; refer to Note 3.6 for more information on amounts recognized from this grant in the three months ended March 31, 2021.

Personnel expenses mainly include salary and salary-related expenses, during the three months ended March 31, 2022 of EUR 6,864k (March 31, 2021: EUR 5,333k) and share-based payment expense of EUR 190k (March 31, 2021: 286k).

3.5 General and administrative expenses

General and administrative expenses consist of the following:

	Three months ended March 31,
	2021	2022
	EUR k	EUR k
Personnel	(9,093)	(9,781)
Maintenance and lease	(380)	(1,300)
Third-party services	(6,745)	(5,283)
Legal and other professional services	(1,510)	(2,325)
Amortization and depreciation	(1,461)	(2,938)
Other	(2,074)	(2,939)
Total	(21,263)	(24,566)

Personnel expenses mainly include salary and salary-related expenses, during the three months ended March 31, 2022, of EUR 7,803k (March 31, 2021: EUR 5,306k) and share-based payment expense of EUR 1,978k (March 31, 2021: EUR 3,787k). During the three months ended March 31, 2022, third-party services expenses decreased, compared to the same period of 2021, mainly due to less consulting services. The increase in “Other” mainly result from insurance costs of EUR 1,383k, mainly related to the D&O insurance (March 31, 2021: EUR 1,244k).

3.6 Other operating income

	Three months ended March 31,
	2021	2022
	EUR k	EUR k
Compensation for CMO transfer	—	33,326
Grants and other cost reimbursements from government agencies and similar bodies	16,668	69
Other	28	41
Total	16,696	33,436

In March 2022, CureVac AG and GlaxoSmithKline Biologicals SA amended and restated the 2020 GSK agreement and the GSK COVID Agreement in connection with GSK entering into a direct agreement with Novartis for use of Novartis as a CMO at the same time as CureVac exits its CMO agreement with Novartis. Additionally, under the restated agreement, CureVac is entitled to further compensation by GSK. The compensations mainly consist of a consideration for set-up activities undertaken by CureVac (EUR 20,500k) and for reimbursement of prepayments (EUR 12,000k), which were recognized in other operating income in the three months ended March 31, 2022. As an additional result of this agreement, certain reserved capacity at Novartis was also taken over from the Group by GSK, which resulted in the reversal of provisions of EUR 25,059k which had been recognized as of December 31, 2021 and the recognition of a corresponding gain in research and development expenses in the three months ended March 31, 2022.

During the three months ended March 31, 2022 and 2021, income from grants with government agencies and similar bodies resulted from the following:

German Federal Ministry of Education and Research (BMBF)

In 2020, the Company received a grant from BMBF to support the development of its COVID-19 vaccine candidate for which it was determined that the arrangement contained two components: a grant component (in the scope of IAS 20) and a supply component (in the scope of IFRS 15). The grant terminated in 2021. With regard to the grant component, during the three months ended March 31, 2021, the Group has recognized grant income in the amount of EUR 16,560k (March 31, 2022: EUR 0).

Coalition for Epidemic Preparedness Innovations (CEPI)

In January 2020, CureVac and CEPI entered into a collaboration to develop a vaccine against the new coronavirus SARS-CoV-2. The aim of the cooperation is to safely advance vaccine candidates into clinical testing as quickly as possible. The agreement builds upon the existing partnership between CureVac and CEPI to develop a rapid-response vaccine platform and included additional initial funding of up to USD 8,300k. In May 2020, CEPI increased its grant award to the Group for SARS-CoV-2 vaccine development to up to USD 15,300k.

For the three months ended March 31, 2022, CureVac recognized the reimbursement by CEPI of approved expenses of EUR 6k (March 31, 2021: EUR 15k) as “other operating income”. As of March 31, 2022, EUR 1,282k in grant funds received have been deferred and are presented within other liabilities (December 31, 2021: EUR 1,288k).

Bill & Melinda Gates Foundation (BMGF)

For the three months ended March 31, 2021, CureVac recognized EUR 63k (March 31, 2021: EUR 191k) from the amortization of the grants on a straight-line basis into other operating income. As of March 31, 2022, EUR 1,816k in grant funds received have been deferred and presented within other liabilities (December 31, 2021: EUR 1,879k).

4. Issued Capital and Reserves

According to the Company’s articles of association, the Company’s authorized shares are divided into 386,250,000 common shares and 386,250,000 preferred shares, each having a nominal value of EUR 0.12.

As of March 31, 2022, no preferred shares had been issued and all issued common shares issued and outstanding were fully paid.

All payments received from shareholders in excess of the nominal value of the shares issued and net of transaction costs are recognized in capital reserves. Capital reserves also consists of recognition of share-based payments and the equity components of convertible loans. The Company may only make distributions, whether a distribution of profits or of freely distributable reserves, to shareholders to the extent shareholders’ equity exceeds the sum of the paid-in and called-up share capital plus any reserves required by Dutch law or by the Company’s articles of association.

The number of shares issued and outstanding developed as follows:

Common shares issued and outstanding at December 31, 2021	187,120,728
Share option exercises between Jan and March 2022	78,732
Treasury shares	(78,732)
Common shares issued and outstanding at March 31, 2022	187,120,728

5. Share-based payments

During the three months ended March 31, 2022 and 2021, the Group recognized share-based based payments expenses of EUR 2,273k and EUR 4,138k, respectively, as follows:

Three months period ended March 31:

	2021	2022
	EUR k	EUR k
Research and development expenses	286	189
Sales and marketing expenses	65	67
General and administrative expenses	3,787	2,016
Total	4,138	2,273

Expense recognized for the equity-settled programs was as follows:

Three months ended March 31:

Program	2021	2022
	EUR k	EUR k
LTIP	3,645	1,824
RSU	—	253
New VSOP	183	103
Prior VSOP	310	92
Total	4,138	2,273

On November 16, 2020, CureVac granted 266,155 options to the Chief Scientific Officer (CSO). Furthermore, on December 1, 2020, CureVac granted 266,156 options (in 3 tranches) to the company`s Chief Business Officer (CBO) and Chief Commercial Officer (CCO). All grants were made at no cost under the terms of a new long-term incentive plan (LTIP) put in place by Curevac N.V. Options will be settled in shares of Curevac N.V. At March 3, 2022 all grants are vested, but none of the options granted to the CSO and CBO/CCO under the LTIP were exercised at that date.

On July 1, 2021, CureVac granted 20,000 options to the Chief Operations Officer (COO). Furthermore, on August 1, 2021, CureVac granted 30,000 options to the Chief Development Officer (CDO). All grants were made at no cost under the terms of the new long-term incentive plan (LTIP) put in place by Curevac N.V. Options will be settled in shares of Curevac N.V. At March 31, 2022 none of the options granted to the COO and CDO under the LTIP were vested and hence, were not exercisable at that date.

On March 1, 2022, CureVac granted 11,500 options to two key employees. All grants were made at no cost under the terms of the new long-term incentive plan (LTIP) put in place by Curevac N.V. Options will be settled in shares of Curevac N.V. At March 31, 2022 none of the options granted to the COO and CDO under the LTIP were vested and hence, were not exercisable at that date.

The expenses recognized for employee services received under the LTIP during the three months ended March 31, 2022, is in an amount of EUR 1,824k (2020; EUR 3,645k) and is included in general and administrative expenses and sales and marketing expenses.

In 2021, as part of the LTIP program, the group awarded RSUs (restricted stock units) to senior executives as well as supervisory board members. On June 24, 2021, the group awarded 10,956 RSUs to supervisory board members and on December 23, 2021, the group awarded 63,095 RSUs to the executive board and various key employees.

The related RSU expense is recorded in the functional cost category to which the award recipient’s costs are classified.

On February 10, 2022, CureVac awarded 5,000 options to the Chief Operations Officer (COO). The related RSU expense is included in general and administrative expenses.

The remaining expense results from additional grants under the New VSOP and continued vesting of grants under the Prior VSOP.

Exercise of share-based payments

Refer to Note 4 regarding the exercise of certain virtual shares during the three months ended March 31, 2022.

For the New VSOP plan, the IPO was a triggering event, by which all outstanding options, under the plan, became exercisable; 78,732 options were exercised within the first quarter of 2022 at a weighted average share price of USD 19.14.

6. Fixed Assets

6.1 Intangible assets

During the three months ended March 31, 2022, the Group acquired intangible assets of EUR 448k (three months ended March 31, 2021: EUR 1,587k). The acquisitions during the three months ended March 31, 2022 and 2021 mainly related to licenses, software and prepayments made to acquire those.

6.2 Property, plant and equipment

During the three months ended March 31, 2022, the increase in property, plant and equipment was due primarily to the purchase of technical equipment and machines and other equipment of EUR 22,083k (March 31, 2021: EUR 2,885k) as well as additional amounts recognized as construction in progress of EUR 20,533k for Company-owned GMP IV facility (EUR 15,794) and equipment physically located at the CMO facilities (EUR 1,925k) and the remaining amount mainly for Company’s GMP facilities. The increase was partially offset by EUR 3,800k impairment of equipment located at a CMO facility, which was recognized in cost of sales.

7. Inventories

Inventories include the following:

	December 31, 2021	March 31, 2022
	EUR k	EUR k
Raw materials	56,159	26,116
Finished goods	—	—
Total	56,159	26,116

During the three months ended March 31, 2022, the decrease in inventory of EUR 30,043k is due primarily to transfer of inventory to GSK in connection with an agreement in which it entered into with Novartis (see Note 3.6 for additional information) and due to further write-offs as certain raw materials, which had been procured for manufacture into products to sell to GSK, but which are now no longer expected to be purchased.

8. Prepaid expenses and other assets (current)

Prepaid expenses and other current assets as of March 31, 2022 amounted to EUR 72,281k (December 31, 2021: 49,244k) mainly include invoices for the GSK compensation of EUR 42,366k (December 31, 2021; EUR 0k). For more details we refer to note 3.6. In addition, other assets include further prepayments for material in the amount of EUR 4,054k (December 31, 2021:EUR 5,724k) and tax claims against the tax authorities of EUR 17,191 (December 31, 2021: EUR 32,251k). At March 31, 2022, the net amount of VAT is reflected in the other current assets These net amounts of VAT refund claims and VAT payables do not bear interest and are reported to the tax authorities on a monthly basis.

9. Financial assets and financial liabilities

Fair values of cash and cash equivalents, trade receivables, trade payables, and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

There were no transfers between Level 1 and Level 2 fair value measurements and no transfers into or out of Level 3 fair value measurements during the three months ended March 31, 2022 and 2021.

10. Trade and other payables

During the three months ended March 31, 2022, the decrease of EUR 64,296k in trade and other payables was primarily due to less invoice volume as the CVnCoV project was stopped in FY 2021 Q4.

11. Other liabilities

During the three months ended March 31, 2022, the decrease of EUR 57,209k in other liabilities was primarily due to a net decrease of contract termination provisions due to a change in estimate, a reversal of a portion of the provision for onerous contracts relating to CRO arrangements due to a change in estimate and also a lower accrual for outstanding invoices. The change in estimate of the contract termination provisions resulted primarily from the Company now being able to avoid an outflow of resources as a result of GSK taking over from the Group reserved capacity at Novartis (see Note 3.6 for additional information).

12. Loans

As of March 31, 2021, CureVac had drawn the first of the three tranches of the EIB loan received in June 2020 and, thus, EUR 25 million  (plus accrued interest of EUR 942k) was outstanding on the loan as of that date.

During the year ended December 31, 2021, CureVac decided to early terminate the EIB loan for a total cash consideration of EUR 26,633k, which comprises of EUR 25,000k repayment of the loan and 1,633k interest and fees. As of December 31, 2021 the EIB loan was fully repaid.

13. Income tax

The Group calculates the interim income tax benefit or expense using the best estimate of the weighted average annual effective income tax rate expected for the full financial year.

For the three months ended March 31, 2022 and 2021, the Group recorded a consolidated income tax benefit (March 31, 2021: tax expense) EUR 96k (March 31, 2021: EUR -1,466k), respectively. The consolidated income tax benefit (March 31, 2021: income tax expense) for the three months ended March 31, 2022, resulted from income tax benefit from CureVac Corporate Service of EUR 96 k (March 31, 2021: expenses from CureVac Inc. of EUR 23k and deferred tax expense on taxable temporary differences of EUR 1,443k).

14. Disclosure of financial instruments and risk management

As the Group requires significant liquid funds available for the financing of its COVID-19 and influenza research and development activities, during the three months ended March 31, 2022, it has maintained funds as cash and cash equivalents and not in less liquid financial instruments. The Group has distributed the cash amongst several banks and amongst the legal entities in the Group in order to reduce negative interest penalties.

Refer to note 15 to the consolidated financial statements as of December 31, 2021 for additional information on the Group’s risk management activities. As of March 31, 2022, the Group held cash and cash equivalents of USD 55,742k and CHF 107k, which are exposed to foreign currency exchange risk. The Group intends to settle expenses arising in US dollars or CHF using these US dollar or CHF funds.

15. Earnings per share

Earnings per share is calculated pursuant to IAS 33 Earnings per Share by dividing the consolidated net loss in CureVac N.V. by the average weighted number of shares outstanding in the fiscal period, retrospectively adjusted for the effect of the corporate reorganization.

The weighted number of shares outstanding for the three months ended March 31, 2022 was 187,031,138 (March 31, 2021: 184,085,212). This has led to a basic loss per share for the three months ended March 31, 2022 and 2021 of EUR 0.08 and EUR 0.62, respectively. Since the conversion of options to ordinary shares would decrease loss per share, they are considered antidilutive. Therefore, the diluted earnings per share equals basic earnings per share for the three months ended March 31, 2022 and 2021.

16. Related party disclosures

Dietmar Hopp

During fiscal 2019, Dietmar Hopp, principal of dievini Hopp BioTech holding GmbH & Co. KG (dievini), the largest shareholder of the Group, granted two convertible loans to the Group, which were repaid in 2020. Additionally, in August 2020, DH-LT Investments GmbH, a company beneficially owned by Dietmar Hopp, managing director of dievini, the Group’s largest shareholder, purchased EUR 100,000k of the Group’s common shares at a price of USD 16.00 per share.

Antony Blanc

In 2020, a consulting agreement between CureVac AG and Clarentis SRL was made. Clarentis SRL is a wholly owned consulting company of Antony Blanc, PhD, the CBO of CureVac. After the transition of Antony Blanc to the Management Board in February 2021, the contract was no longer active and no new orders were placed. In Q3 2021, a milestone payment, which related to the submission of the EMA dossier for CVnCoV, and amounts to EUR 100k was made to fulfil a contractual obligation from the consulting agreement in place before Antony Blanc joined the Management Board.

BePharBel Manufacturing S.A.

In December 2020, CureVac Real Estate GmbH and BePharBel Manufacturing S.A., entered into a commercial supply agreement to develop and manufacture the diluent that was expected to be used to dilute the Group’s first concentrated COVID-19 vaccine candidate, CVnCoV, to the amount specified by each dose level. Pursuant to the terms of the agreement, it was intended that BePharBel Manufacturing would manufacture and deliver to CureVac Real Estate GmbH a low seven figure amount of commercial batches of diluent per year, in 2021 and 2022. Following the withdrawal of the CVnCoV in October 2021 due to COVID-19 virus drift, WHO COVID vaccine efficiency recommendation and market expectations, CureVac Real Estate GmbH terminated the commercial and supply agreement with BePahrBel and entered into negotiations on a structured and rapid wind-down of the ordered production. The Parties agreed on a settlement in May 2022 of all claims resulting from the commercial and supply agreement for an amount of € 3.9 million, which had been recognized in provisions, based on an estimate, as of December 31, 2021. Baron Jean Stéphenne, our supervisory board member, holds directly and indirectly 15.61% of BePharBel Manufacturing’s equity and is a director of BePharBel Manufacturing, and Baron Jean Stéphenne’s son, Vincent Stéphenne, holds 1.43% of BePharBel Manufacturing’s equity and is a managing director of BePharBel Manufacturing.

17. Subsequent events

In April 2022, the Company and GSK entered into a contract with the German federal government to supply mRNA vaccines within a broader tender for pandemic preparedness in Germany. Following a setup period of a maximum of two years, the contract grants the German federal government access to CureVac’s manufacturing capacity until 2029, enabling rapid availability of 80 million mRNA-based vaccine doses during the remainder of the current pandemic or in future infectious disease outbreaks. By reserving this manufacturing capacity, the tender seeks to mitigate risks associated with potential supply bottlenecks in a pandemic situation. Under the contract, the German federal government will pay CureVac and GSK an annual standby fee after successful completion of the setup period, which requires the companies to maintain manufacturing capacity at constant readiness.